UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

EXTRACT FROM THE MINUTES TO THE 112th BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 20, 2007

1. DATE, TIME AND PLACE: On December 20, 2007, at 2 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, in the City and State of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2, Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors and Executive Officers of the Company.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary – Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its contents, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was authorized in the extract format, with omission of the Board Members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken:

Approval, pursuant to items “k” and “u” of Article 18 and section “IV” of Article 23 of the Company’s Bylaws, of the Executive Board’s recommendation to contract a Letter of Bank Guarantee with Banco Itaú BBA S.A. (Guarantor) to deposit with the Brazilian Development Bank (“BNDES”) and the Onleding Agents (Beneficiaries), in the total amount of one hundred and ninety-two million reais (R$192,000,000.00), free of charges to the Company and guaranteed Foz do Chapecó Energia S.A. (“Foz do Chapecó”), with the guarantee cost fully undertaken by Chapecoense Geração S.A. and its shareholder Furnas Centrais Elétricas S.A., authorizing the Executive Board to practice all acts and take all measures required to the implementation of the resolution taken herein, including the signature of any documents required to undertake liabilities before BNDES and the Onlending Agents, pursuant to the Executive Board Resolution no. 2007091, recommending the approval of this matter by the Board of Directors of CPFL Geração de Energia S.A.

8. CLOSURE: There being no further business to transact, the meeting was closed and these minutes were drawn up, read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes e Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.